November 20, 2019

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Harbor Funds (the “Trust”)
Post Effective Amendment No. 152
File Nos. 33-5852 and 811-4676

Ladies and Gentlemen:

This correspondence is being filed for the purpose of responding to comments of the staff of the Securities and Exchange Commission provided by Ms. Kimberly Browning of the Division of Investment Management with respect to Post-Effective Amendment (“PEA”) No. 152 to the Trust’s registration statement on Form N-1A.

Set forth below are the staff’s verbal comments together with the Trust’s responses.

COMMENT 1	(Prospectus – Each Harbor Robeco Fund – Fund Summary – Fees and Expenses of the Fund)

Please complete the “Annual Fund Operating Expenses” table for each Fund.

Response:

The “Annual Fund Operating Expense” table for each Fund has been completed and included in the “Fees and Expenses of the Fund” section of the Fund’s prospectus. The completed tables are set forth below.

P.O. Box 804660 | Chicago, Illinois 60680-4108

800-422-1050 | www.harborfunds.com

Distributed by Harbor Funds Distributors, Inc.

Securities and Exchange Commission

November 20, 2019

Harbor Robeco US Conservative Equities Fund

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Retirement Class	Institutional Class	Administrative Class	Investor Class
Management Fees	0.30%	0.30%	0.30%	0.30%
Distribution and Service (12b-1) Fees	None	None	0.25%	0.25%
Other Expenses[1]	3.86%	3.94%	3.94%	4.06%
Total Annual Fund Operating Expenses	4.16%	4.24%	4.49%	4.61%
Expense Reimbursement[2]	(3.81)%	(3.81)%	(3.81)%	(3.81)%
Total Annual Fund Operating Expenses After Expense Reimbursement[2]	0.35%	0.43%	0.68%	0.80%

[1]	Based on estimated amounts for the current fiscal year.
[2]

The Adviser has contractually agreed to limit the Fund’s operating expenses, excluding interest expense (if any), to 0.35%, 0.43%, 0.68%, and 0.80% for the Retirement Class, Institutional Class, Administrative Class, and Investor Class, respectively, through November 30, 2020. Only the Fund’s Board of Trustees may modify or terminate this agreement.

Harbor Robeco International Conservative Equities Fund

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Retirement Class	Institutional Class	Administrative Class	Investor Class
Management Fees	0.40%	0.40%	0.40%	0.40%
Distribution and Service (12b-1) Fees	None	None	0.25%	0.25%
Other Expenses[1]	4.25%	4.33%	4.33%	4.45%
Total Annual Fund Operating Expenses	4.65%	4.73%	4.98%	5.10%
Expense Reimbursement[2]	(4.20)%	(4.20)%	(4.20)%	(4.20)%
Total Annual Fund Operating Expenses After Expense Reimbursement[2]	0.45%	0.53%	0.78%	0.90%

[1]	Based on estimated amounts for the current fiscal year.
[2]

The Adviser has contractually agreed to limit the Fund’s operating expenses, excluding interest expense (if any), to 0.45%, 0.53%, 0.78%, and 0.90% for the Retirement Class, Institutional Class, Administrative Class, and Investor Class, respectively, through November 30, 2020. Only the Fund’s Board of Trustees may modify or terminate this agreement.

Securities and Exchange Commission

November 20, 2019

Harbor Robeco Global Conservative Equities Fund

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Retirement Class	Institutional Class	Administrative Class	Investor Class
Management Fees	0.35%	0.35%	0.35%	0.35%
Distribution and Service (12b-1) Fees	None	None	0.25%	0.25%
Other Expenses[1]	4.28%	4.36%	4.36%	4.48%
Total Annual Fund Operating Expenses	4.63%	4.71%	4.96%	5.08%
Expense Reimbursement[2]	(4.23)%	(4.23)%	(4.23)%	(4.23)%
Total Annual Fund Operating Expenses After Expense Reimbursement[2]	0.40%	0.48%	0.73%	0.85%

[1]	Based on estimated amounts for the current fiscal year.
[2]

The Adviser has contractually agreed to limit the Fund’s operating expenses, excluding interest expense (if any), to 0.40%, 0.48%, 0.73%, and 0.85% for the Retirement Class, Institutional Class, Administrative Class, and Investor Class, respectively, through November 30, 2020. Only the Fund’s Board of Trustees may modify or terminate this agreement.

Harbor Robeco Emerging Markets Conservative Equities Fund

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Retirement Class	Institutional Class	Administrative Class	Investor Class
Management Fees	0.68%	0.68%	0.68%	0.68%
Distribution and Service (12b-1) Fees	None	None	0.25%	0.25%
Other Expenses[1]	5.84%	5.92%	5.92%	6.04%
Total Annual Fund Operating Expenses	6.52%	6.60%	6.85%	6.97%
Expense Reimbursement[2]	(5.77)%	(5.77)%	(5.77)%	(5.77)%
Total Annual Fund Operating Expenses After Expense Reimbursement[2]	0.75%	0.83%	1.08%	1.20%

[1]	Based on estimated amounts for the current fiscal year.
[2]

The Adviser has contractually agreed to limit the Fund’s operating expenses, excluding interest expense (if any), to 0.75%, 0.83%, 1.08%, and 1.20% for the Retirement Class, Institutional Class, Administrative Class, and Investor Class, respectively, through November 30, 2020. Only the Fund’s Board of Trustees may modify or terminate this agreement.

Securities and Exchange Commission

November 20, 2019

Harbor Robeco Emerging Markets Active Equities Fund

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Retirement Class	Institutional Class	Administrative Class	Investor Class
Management Fees	0.72%	0.72%	0.72%	0.72%
Distribution and Service (12b-1) Fees	None	None	0.25%	0.25%
Other Expenses[1]	6.21%	6.29%	6.29%	6.41%
Total Annual Fund Operating Expenses	6.93%	7.01%	7.26%	7.38%
Expense Reimbursement[2]	(6.14)%	(6.14)%	(6.14)%	(6.14)%
Total Annual Fund Operating Expenses After Expense Reimbursement[2]	0.79%	0.87%	1.12%	1.24%

[1]	Based on estimated amounts for the current fiscal year.
[2]

The Adviser has contractually agreed to limit the Fund’s operating expenses, excluding interest expense (if any), to 0.79%, 0.87%, 1.12%, and 1.24% for the Retirement Class, Institutional Class, Administrative Class, and Investor Class, respectively, through November 30, 2020. Only the Fund’s Board of Trustees may modify or terminate this agreement.

COMMENT 2	(Prospectus – Each Harbor Robeco Fund – Fund Summary – Fees and Expenses of the Fund)

Please confirm that all empty brackets will be completed in the 485(b) filing.

Response:	Comment No. 2 is confirmed.

COMMENT	3 (Prospectus – Each Harbor Robeco Fund – Fund Summary – Fees and Expenses of the Fund)

Please indicate whether the Funds’ investment adviser will have the ability to recoup from the Funds in the future any amounts that the investment adviser incurred pursuant to the Funds’ expense limitation agreement.

Response:

The Funds’ investment adviser does not have the ability to recoup in any subsequent fiscal year the amounts incurred pursuant to each Fund’s expense limitation agreement in each Fund’s current fiscal year.

COMMENT	4 (Prospectus – Each Harbor Robeco Conservative Equities Fund – Fund Summary)

Please consider whether it is appropriate to include additional disclosure in the “Principal Investment Strategy” section regarding the “conservative” investment style employed by each Fund that includes the term “conservative” in its name.

Response:

Comment No. 4 is respectfully not accepted. The Trust notes that the principal investment strategy of each Harbor Robeco Conservative Equities Fund already includes a discussion of the conservative investment style employed by the subadviser in managing the Funds. As stated, Harbor Robeco Conservative Equities Funds invest in stocks that the Funds’ subadviser believes have a lower downside risk profile relative to the broader markets that comprise each Fund’s investment universe. The subadviser selects investments that it expects to experience less price fluctuations and more limited price declines during market downturns.

Securities and Exchange Commission

November 20, 2019

COMMENT 5	(Prospectus – Each Harbor Robeco Fund – Fund Summary – Principal Investment Strategy)

Please describe in plain English the market capitalizations of companies in which each Fund invests as part of its principal investment strategy and add appropriate risk disclosure with respect to all such market capitalizations.

Response:

Comment No. 5 is accepted. The Trust has revised the disclosure in each Fund’s “Principal Investment Strategy” section to indicate that each Fund may invest in companies of all market capitalizations. Risk disclosure with respect to small cap and mid cap risk has been added to each Fund’s “Principal Risks” section.

COMMENT 6	(Prospectus – Harbor Robeco Funds – Principal Investment Strategy and Additional Information about the Funds’ Investments – Equity Securities)

Please ensure that all equity security types in which a Fund may invest as part of its principal investment strategy are appropriately disclosed in the Fund’s “Principal Investment Strategy” and “Additional Information about the Funds’ Investments” sections.

Response:

The Trust confirms that the security types in which a Fund may invest as part of its principal investment strategy are disclosed in the Fund’s “Principal Investment Strategy” and “Additional Information about the Funds’ Investments” sections of the Funds’ prospectus. Each Fund may invest in all types of equity securities as part of its principal investment strategy but will invest primarily in stocks. Please see also our response to Comment 7.

COMMENT 7	(Prospectus – Harbor Robeco Funds – Additional Information about the Funds’ Investments – Equity Securities)

Please ensure that the definition of “Equity Securities” excludes “security futures” and other instruments that may not meet the definition.

Response:	Comment No. 7 is accepted. The definition of “Equity Securities” has been revised to exclude “security futures” and other instruments that may not meet the definition.

COMMENT 8	(Prospectus – Harbor Robeco Funds – Additional Information about the Funds’ Investments – Equity Securities)

Please explain how derivatives are valued for the purpose of the description of the instruments that comprise 80% of each Fund’s net assets, as set forth in each Fund’s “Principal Investment Strategy” section.

Response:	Each Fund’s derivative investments are valued at market value for purposes of the Fund’s 80% policy.

COMMENT 9	(Prospectus – Each Harbor Robeco Conservative Equities Fund – Fund Summary – Principal Investment Strategy)

Please indicate the source for the determination of whether stocks are “defensive”.

Response:	Comment No. 9 is accepted. The Trust confirms that the Funds’ subadviser will make the determination of whether a stock is “defensive.”

Securities and Exchange Commission

November 20, 2019

COMMENT 10	(Prospectus – Each Harbor Robeco Fund – Fund Summary – Principal Investment Strategy)

Please specify whether environmental, social, and governance (ESG) factors are considered for the purpose of determining the instruments that comprise 80% of each Fund’s net assets, as set forth in each Fund’s “Principal Investment Strategy” section.

Response:

Comment No. 10 is respectfully not accepted. The Trust notes that the Funds are not ESG-focused Funds and therefore, the Trust does not believe that it is appropriate to reflect the ESG integration process employed by the Funds’ subadviser with respect to the Funds as a component of the instruments that comprise 80% of each Fund’s net assets. The Subadviser’s stock screening process includes a review of ESG factors for all securities in which the Funds invest. The Funds’ subadviser systematically incorporates an analysis of environmental, social, and governance (ESG) factors into its investment process, by using ESG scores determined by its proprietary RobecoSAM Corporate Sustainability Assessment (which assigns assign companies a RobecoSAM score of between 0 (low) and 100 (high) based on a range of environmental, social and corporate governance factors). The Funds’ subadviser aims to construct portfolios that have total weighted ESG scores, as well as scores on each ESG dimension, that are at least as high as the total weighted ESG scores that are calculated by applying the RobecoSAM scores to each Fund’s benchmark index. The subadviser’s ESG integration process considers ESG scores in the aggregate and with respect to each ESG dimension, in each case at the portfolio level. Therefore, while all companies selected in the portfolio are subject to the subadviser’s ESG screening process, the Funds subadviser does not limit the Funds’ investments to those companies that achieve a certain ESG scores; instead, the subadviser considers the ESG score for the portfolio as a whole.

COMMENT 11	(Prospectus – Each Harbor Robeco Fund – Fund Summary – Principal Investment Strategy)

Please clarify what is meant by ESG scores that are “at least as high as those of the Fund’s benchmark index” with respect to the ESG integration that is incorporated in the subadviser’s investment process for each Fund.

Response:

Comment No. 11 is accepted. ESG scores are determined by the subadviser’s using its proprietary, RobecoSAM Corporate Sustainability Assessment. Through this proprietary process, the constituents of each Fund’s benchmark index are also analyzed to produce a composite ESG score. Please see also our response to Comment 10. The disclosure in the Funds’ “Principal Investment Strategy” sections has been revised to include the more detailed description of the ESG integration process set forth in our response to Comment 10.

COMMENT 12	(Prospectus – Harbor Robeco Funds – Additional Information about the Funds’ Investments)

Please provide additional details regarding the ESG integration process employed with respect to each Fund.

Response:

Comment No. 12 is accepted. The Trust has added a more detailed description of the ESG integration process employed by the Funds’ subadviser to the “Additional Information about the Funds’ Investments” section of the Funds’ prospectus.

Securities and Exchange Commission

November 20, 2019

COMMENT 13	(Prospectus – Each Harbor Robeco Fund – Fund Summary – Principal Investment Strategy)

Please include disclosure regarding each Fund’s benchmark index in the Fund’s “Principal Investment Strategy” section.

Response:

Comment No. 13 is accepted. The disclosure in the “Principal Investment Strategy” section for each Fund has been revised to reference each Fund’s benchmark index. The Funds’ benchmark indices are as follows:

Harbor Robeco US Conservative Equities Fund:	S&P 500

Harbor Robeco International Conservative Equities Fund:	MSCI EAFE (ND) Index

Harbor Robeco Global Conservative Equities Fund:	MSCI World (ND) Index

Harbor Robeco Emerging Markets Conservative Equities Fund:	MSCI Emerging Markets (ND) Index

Harbor Robeco Emerging Markets Active Equities Fund:	MSCI Emerging Markets (ND) Index

COMMENT 14	(Prospectus – Each Harbor Robeco Fund – Fund Summary – Principal Investment Strategy and Principal Risks)

Please add descriptions and related risk disclosures with respect to any industry, sector, country, and geographic concentrations that apply to the Funds.

Response:

Comment No. 14 is accepted. Harbor Robeco US Conservative Equities Fund will focus on investments in U.S. companies. The Registrant has revised the Principal Risk section to remove “Geographic Concentration Risk” and replace it with “U.S. Focus Risk”, which reads as follows:

“U.S. Focus Risk: The Fund will invest a substantial amount of its assets in securities of issuers located in the United States (U.S.). As a result, any changes to the regulatory, political, social or economic conditions in the U.S. are expected to have a greater impact on the Fund than such changes would have on a geographically diversified fund and may result in greater volatility and greater losses.”

Harbor Robeco Emerging Markets Conservative Equities Fund and Harbor Robeco Emerging Markets Active Equities Fund both will focus on investments in emerging market companies. The Principal Risk section for each such Fund already includes “Emerging Market Risk” disclosure. The remaining Harbor Robeco Funds do not focus on any specific countries or geographic regions and none of the Funds focus their investments in any particular industry or sector.

COMMENT 15	(Prospectus – Each Harbor Robeco Fund – [Principal Investment Strategy] [Additional Information about the Funds’ Investments])

Please disclose the method the Funds use to determine whether issuers are foreign or emerging markets issuers.

Response:

Comment No. 15 is accepted. The Trust has added disclosure regarding how the Funds’ subadviser determines whether an issuer is a foreign or emerging markets issuer to the “Additional Information about the Funds’ Investments” section of the Funds’ prospectus.

Securities and Exchange Commission

November 20, 2019

COMMENT 16	(Prospectus – Harbor Robeco Emerging Markets Conservative Equities Fund and Harbor Robeco Emerging Markets Active Equities Fund – Fund Summary – Principal Risks)

Please revise “Geographic Concentration Risk” to read “Geographic Focus Risk.”

Response:	Comment No. 16 is accepted. The requested change has been made.

COMMENT 17	(Prospectus – Each Harbor Robeco Fund – Fund Summary – Principal Risks)

Please separate “Market and Issuer Risk” into two distinct risks.

Response:	Comment No. 17 is accepted. The two risks now read as follows:

“Market Risk: Securities markets are volatile and can decline significantly in response to adverse market, economic, political, regulatory or other developments, which may lower the value of securities held by the Fund, sometimes rapidly or unpredictably.

Issuer Risk: An adverse event affecting a particular issuer in which the Fund is invested, such as an unfavorable earnings report, may depress the value of that issuer’s stock, sometimes rapidly or unpredictably.”

COMMENT 18	(Prospectus – Harbor Robeco International Conservative Equities Fund – Fund Summary – Principal Investment Strategy)

Please expand the 80% policy disclosure to include international equities.

Response:

Comment No. 18 is respectfully not accepted. Comment No. 18 is respectfully not accepted. Footnote 42 to the adopting release for Rule 35d-1 under the Investment Company Act of 1940, as amended, clarifies that the appearance of the terms “international” or “global” in a fund’s name does not trigger the 80% test of Rule 35d-1. The release notes that “[the SEC] would expect, however, that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.” See Final Rule: Investment Company Names, Rel. No. IC-24828 (Jan. 17, 2001). As disclosed in the “Principal Investment Strategy” section, “[t]he Fund invests in stocks of foreign developed market companies…that the Subadviser believes have a lower downside risk profile relative to the developed foreign equity markets.” Accordingly, the Trust believes the current disclosure is appropriate.

COMMENT 19	(Prospectus – Harbor Robeco International Conservative Equities Fund and Harbor Robeco Global Conservative Equities Fund – Fund Summary – Principal Risks)

Please revise the description of “Foreign Securities Risk” to clarify that the Funds invest primarily in developed markets countries.

Response:

Comment No. 19 is respectfully not accepted. The disclosure included in each Fund’s “Principal Investment Strategy” section already states that the Funds invest primarily in developed markets countries.

Securities and Exchange Commission

November 20, 2019

COMMENT 20	(Prospectus – Harbor Robeco Global Conservative Equities Fund – Fund Summary – Principal Investment Strategy)

Please clarify whether the Fund will invest in the securities of emerging markets issuers as part of its principal investment strategy.

Response:

Comment No. 20 is respectfully not accepted. The Fund will not invest in the securities of emerging markets issuers as part of its principal investment strategy. The Trust does not believe that it is necessary to affirmatively indicate in a Fund’s prospectus that an investment is not a principal investment strategy of a Fund.

COMMENT 21	(Prospectus – Harbor Robeco Global Conservative Equities Fund and Harbor Robeco International Conservative Equities Fund – Fund Summary – Principal Investment Strategy)

Please disclose the specific countries in which each Fund will invest as part of its principal investment strategy and include appropriate risk disclosure.

Response:

Comment No. 21 is respectfully not accepted. Harbor Robeco Global Conservative Equities Fund and Harbor Robeco International Conservative Equities Fund do not principally focus their investments in any specific countries. Accordingly, the Registrant does not believe that it is appropriate to identify specific countries or add risk disclosure regarding any such investments. Please see also our response to Comment 14.

COMMENT 22	(Prospectus – Harbor Robeco Global Conservative Equities Fund – Fund Summary – Principal Investment Strategy)

Please include disclosure in the Fund’s “Principal Investment Strategy” section indicating that the Fund will invest at least 40% of its assets outside the United States, in addition to investing in at least three countries, under normal market conditions.

Response:

Comment No. 22 is respectfully not accepted. The Trust believes that the existing disclosure providing that the Fund expects to invest in at least three countries under normal market conditions, with a maximum under- or overweight exposure in the United States of 10% relative to the MSCI World Index, is appropriate and consistent with its global investment mandate. Please see also our response to Comment 18.

COMMENT 23

(Prospectus – Harbor Robeco Emerging Markets Conservative Equities Fund and Harbor Emerging Markets Active Equities Fund – Fund Summary – Principal Investment Strategy and Additional Information about the Funds’ Investments)

Please remove the parenthetical phrase “(or with respect to which any such index provider has announced its intention to classify)” from the description of the method that the Funds use to determine whether issuers are emerging markets issuers.

Response:	Comment No. 23 is accepted. The parenthetical language has been removed from the Funds’ “Principal Investment Strategy” sections and the “Additional Information about the Funds’ Investments” section.

Securities and Exchange Commission

November 20, 2019

COMMENT 24	(Prospectus – Harbor Robeco Emerging Markets Conservative Equities Fund and Harbor Robeco Emerging Markets Active Equities Fund – Additional Information about the Funds’ Investments)

Please describe how the Funds determine whether issuers are “economically tied” to the specific emerging market countries listed.

Response:

Comment No. 24 is accepted. Additional disclosure has been added to the “Foreign Securities” section in the “Additional Information about the Funds’ Investments” section regarding the method used by the Funds to determine whether issuers are “economically tied” to the specific emerging market countries identified. Please see also our response to Comment 15.

COMMENT 25	(Prospectus – Harbor Robeco Emerging Markets Conservative Equities Fund and Harbor Robeco Emerging Markets Active Equities Fund – Additional Information about the Funds’ Investments)

Please specify how the list of emerging market countries, as determined by MSCI, FTSE, and S&P, will be updated in the future.

Response:	The Registrant will update the list of emerging market countries as part of its annual update to the Funds’ registration statement.

COMMENT 26	(Prospectus – Harbor Robeco Funds – Fund Summaries – Principal Investment Strategies)

Please indicate whether the Funds invest in derivatives, participatory notes (“P-Notes”) and China A Shares as part of their principal investment strategies.

Response:

Comment No. 26 is accepted in part. All Funds may invest in futures as part of their principal investment strategies. The Registrant has revised the disclosure in the “Principal Investment Strategy” and “Principal Risks” sections for the Funds to include disclosure regarding futures and “Derivatives Risk”. The Trust has also expanded the description of “Emerging Markets” included in the “Additional Information about the Funds’ Investments” section of the Funds’ prospectus to include discussion of investments in China A Shares. The Trust confirms that P-Notes are not principal investments of the Funds.

COMMENT 27	(Prospectus – Harbor Robeco Funds – Additional Information about the Funds’ Investments)

Please ensure that the disclosure clearly identifies the principal and non-principal investments and risks applicable to each Fund.

Response:	Comment No. 27 is accepted. The Trust has revised the formatting of the “Equity Securities” and “Emerging Markets” sections to clarify that these are principal investments of the Funds, as applicable.

Securities and Exchange Commission

November 20, 2019

COMMENT 28	(Prospectus – Harbor Robeco Funds – Additional Information about the Funds’ Investments)

Please provide additional disclosure regarding the types of trust certificates and depositary receipts in which the Funds may invest.

Response:

Comment No. 28 is accepted in part. As discussed above, the Trust has revised the description of “Equity Securities”, which resulted in the removal of “trust certificates” from the description. The Trust has added disclosure regarding investment in depositary receipts to the “Principal Investment Strategy” section and disclosure regarding the types of depositary receipts in which the Funds may invest in the “Additional Information about the Funds’ Investments” section of the Funds’ prospectus.

COMMENT 29	(Prospectus – Harbor Robeco Funds – Additional Information about the Funds’ Investments – The Adviser and Subadviser)

Please separate this section into two distinct sections for “Adviser” and “Subadviser.”

Response:	Comment No. 29 is accepted. This information has been separated into two distinct sections.

COMMENT 30	(Prospectus – Harbor Robeco Global Conservative Equities Fund – Additional Information about the Funds’ Investments – The Adviser and Subadviser – related performance)

Please confirm that Harbor Robeco Global Conservative Equities Fund invests in developed market countries as part of its principal investment strategy such that the Robeco Conservative Developed Equities Composite performance information presented is a relevant comparison.

Response:

The Trust confirms that Harbor Robeco Global Conservative Equities Fund invests in developed market companies and the Robeco Conservative Developed Equities Composite performance information presented is a relevant comparison.

COMMENT 31	(Prospectus – Harbor Robeco Funds – Additional Information about the Funds’ Investments – The Adviser and Subadviser – related performance)

Please reorganize the narrative disclosure for each composite to more clearly distinguish between gross returns and net returns descriptions.

Response:	Comment No. 31 is accepted. The disclosure has been revised such that disclosure with regard to gross performance data is presented before the disclosure relating to performance data net of expenses.

COMMENT 32	(Prospectus – Harbor Robeco Funds – Additional Information about the Funds’ Investments – The Adviser and Subadviser – related performance)

Please confirm that the “Total Annual Fund Operating Expenses After Expense Reimbursement” were used to calculate the returns net of expenses with respect to the composite information included in the Prospectus.

Response:

The Trust confirms that the Fund’s “Total Annual Fund Operating Expenses After Expense Reimbursement” were deducted from the applicable composite’s gross performance to calculate the related performance net of operating expenses which is included in the Prospectus.

Securities and Exchange Commission

November 20, 2019

COMMENT 33

(Prospectus – Harbor Robeco Global Conservative Equities Fund, Harbor Robeco Emerging Markets Conservative Equities Fund, and Harbor Robeco Emerging Markets Active Equities Fund – Additional Information about the Funds’ Investments – The Adviser and Subadviser – related performance)

Please revise the descriptions of gross performance and performance net of share class specific operating expenses in the tables showing composite performance with respect to the Funds to more clearly distinguish between gross and net of expenses performance.

Response:	Comment No. 33 is accepted. The line items for gross expenses have been revised to remove “…of all operating expenses” as the gross performance calculation does not include operating expenses.

COMMENT 34	(Prospectus – Harbor Robeco Emerging Markets Active Equities Fund – The Adviser and Subadviser)

Please confirm that the composite data for “Robeco Active Quant Emerging Markets Composite Performance Information” is that of a quantitative model portfolio.

Response:

The Trust confirms that all of the composite performance data presented with respect to the Funds reflects the performance of composites of accounts managed using the same quantitative investment strategy that will be used by the Funds’ subadviser to manage each respective Fund to which the composite relates.

COMMENT 35	(SAI – Harbor Robeco Funds – Investment Policies)

Please consider whether the Funds invest through the China Hong Kong Stock Connect program (“Stock Connect”) as part of their principal investment strategies and if so, please move such disclosure to the Funds’ principal investment strategy.

Response:

Comment No. 35 is accepted in part. Harbor Robeco Emerging Markets Conservative Equities Fund and Harbor Robeco Emerging Markets Active Equities Fund may invest in China A Shares through Stock Connect. As discussed above, disclosure regarding such investments has been added to the “Additional Information about the Funds’ Investments” section. More detailed disclosure regarding investing through Stock Connect will continue to be provided in the Funds’ Statement of Additional Information.

COMMENT 36	(SAI – Harbor Robeco Funds – The Adviser and Subadviser)

Please disclose the method used for calculating of advisory and subadvisory fees.

Response:	Comment No. 36 is accepted. The requested change has been made.

*        *        *         *        *        *        *

Please note that (i) the Trust does not involve a master-feeder arrangement and (ii) the Trust’s operations do not raise novel or complex issues of law or policy different from those associated with any other investment company investing in securities of the type in which the Trust may invest. One series of the Trust is a money market fund.

Securities and Exchange Commission

November 20, 2019

If you have any questions or comments concerning the foregoing or the attached, please contact the undersigned at (312) 443-4428.

Sincerely,

Jodie L. Crotteau
Assistant Secretary

Cc:	Christopher P. Harvey, Esq.

Stephanie Capistron, Esq.

Dechert LLP

Charles F. McCain

Anmarie S. Kolinski

Erik D. Ojala, Esq.

Diana R. Podgorny, Esq.

Harbor Funds